January 11, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER EXCEEDS PRODUCTION TARGET FOR 2009
WITH RECORD FOURTH QUARTER

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is very pleased to report record 2009 production of 2,202,456 silver equivalent ounces (“Ag eq oz”), a 22% increase over 2008, and 6% higher than the target for 2009 of 2.07 million Ag eq oz. Total metal production for the year includes 1,456,830 ounces silver, 7,151 ounces gold, 871 tonnes lead, and 1,057 tonnes zinc.

The fourth quarter (“Q4”) production of 625,288 Ag eq oz is a record and a 26% increase over Q4 2008. It includes 390,026 ounces silver, 2,456 ounces gold, 205 tonnes lead and 248 tonnes zinc. This marks 13 out of 16 successive quarterly increases since the Company commenced production in 2006, and 2009 represents the fourth consecutive year of production growth for GPR.

Fourth Quarter 2009 highlights include:

  Record metal production of 625,288 Ag eq oz, up 5% from Q3 2009 and 26% from Q4 2008.

  Record gold production of 2,456 oz Au, up 26% from Q3 2009 and 53% from Q4 2008.

  Silver production of 390,026 oz Ag, within 2% of Q3 2009 and up 9% from Q4 2008.

  Record production from Guanajuato of 470,025 Ag eq oz, up 9% from Q3 2009 and 37% from Q4 2008.

  Excellent metallurgical performance at both Topia and Guanajuato.

  New 3-year growth strategy planned to increase GPR’s production to 3.8 million Ag eq oz and NI 43-101 compliant resources to 40 million Ag eq oz by 2012.

  Acquisition of La Prieta concession at Topia should provide increased production by late 2010.

2009 Year-end highlights include:

  Record annual metal production of 2,202,456 Ag eq oz, up 22% from 2008, and 6% above target.

  Record silver production of 1,456,830 oz Ag, up 20% from 2008, and as targeted.

  Record gold production of 7,151 oz Au, up 14% from 2008, and 19% above target.

  Highest quality concentrates produced at record metal recoveries.

(Silver equivalents for all of 2009 were established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb and Zn. These will be revised for 2010.)

Guanajuato Mine

The Guanajuato Mine had a record breaking fourth quarter, achieving records for both gold and combined metal production. Metal production totaled 287,101 oz Ag and 2,367 oz Au, or 470,025 Ag eq oz, from 39,853 tonnes of ore with an average grade of 271g/t Ag and 2.14g/t Au. The quality of ore represents excellent silver values and the highest gold value to date.

Metal production for the year was 1,019,751 oz Ag and 6,748 oz Au, or 1,541,220 Ag eq oz, which was 4% greater than planned and a 37% increase over 2008.

Mining of the Cata Clavo reached the 490 level where development was carried out on the Veta Madre and Alto 1 veins. Stoping from the 460 level advanced well such that production from Cata averaged more than 250 tonnes per day, or 50% of the total Guanajuato production, at grades of 277g/t Ag and 1.6g/t Au.

Mining at Guanajuatito focused on the North Zone, with cut and fill stoping from the 50 and 80 levels. Ore production averaged 115 tonnes per day at excellent grades of 2.3g/t Au and 318g/t Ag.

At Rayas, development focused on new discoveries, the Los Pozos and Santa Margarita structures, which continued to demonstrate significant potential. Development of Los Pozos was extended to the 298 and 310 levels from where 4,600 tonnes were mined grading 340g/t Ag and 1.9g/t Au. Production will be accelerated in the first quarter 2010 with the introduction of new mining equipment.

The gold-rich Santa Margarita vein was explored by ramp development below the 390 level with ore grades from development on vein of more than 8.0g/t Au. It was this source of gold-rich ore that contributed to the higher gold production in the quarter. Gold production from this vein will continue to increase during 2010.

Diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level, was underway in the fourth quarter. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 345 levels. An extensive exploration drill program will be initiated in the first quarter of 2010 to explore the deeper extensions of the Rayas structures including the Santa Margarita vein.

Plant performance at Guanajuato was excellent in the fourth quarter. Gold recovery, at 86.4% was the highest to date while silver recovery, at 82.6%, was satisfactory. The quality of the concentrates remained high at 13,488g/t Ag and 111g/t Au.

Topia Mine

Topia produced 102,925 oz of silver, 89 oz of gold, 453,216 lbs of lead, and 547,047 lbs of zinc from milling 7,268 tonnes of ore. This equates to 155,263 Ag eq oz, which is 1% higher than Q4 2008. Overall ore grades were maintained at a high level at 481g/t Ag, 0.46g/t Au, 2.99% Pb and 3.78% Zn.

Metal production for the year was 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn, or 661,236 Ag eq oz, which was 12% greater than planned and within 4% of 2008.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed one third of the silver production and new development on both veins will ensure further improved production in 2010. Production from the Argentina vein will also increase as accelerated development and stoping are facilitated by the addition of new mobile equipment in the first quarter.

The plant performance at Topia was excellent in the fourth quarter with record metal recoveries of 91.6% for Ag, 83.9% for Au, 94.5% for Pb, and 90.4% for Zn compared to 91.2% for Ag, 79.8% for Au, 93.0% for Pb and 89.3% for Zn in the third quarter of 2009. In addition to processing 7,268 tonnes from the Company’s mines, 2,450 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Results of an exploratory diamond drill program were very encouraging and a new program will be conducted in the first quarter of 2010, to extend the mining potential of known veins and explore other veins. The acquisition of the 94-hectare La Prieta concession in the Topia District was a strategic move that should lead to additional production later this year, once the vein has been drilled and a mine plan put in place. La Prieta is within easy trucking distance of the Topia plant.

Outlook

Great Panther Silver has initiated its new strategy to accelerate production and increase resources at both Guanajuato and Topia. The new plan forecasts increases to 2.5 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Consequently, new equipment has been ordered and is being delivered to the mines, and exploration drill programs will start in the first quarter of 2010. Great Panther Silver is confident that the targets outlined in its new strategy will be achieved or exceeded.

“We are extremely pleased by the 2009 production results and our entire production team is to be commended for an outstanding effort”, stated Robert Archer, President and CEO. “With new equipment being delivered over the next six months, development will continue to ramp up throughout the year, leading to significant production increases as outlined in our new 3-year growth strategy. In addition, we are preparing to begin the new deep drilling program at Rayas in Guanajuato, in order to build our resource base. With a strong treasury and robust metal prices, Great Panther has an excellent future.”

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.